Exhibit 23.6

Consent of iResearch Consulting Group

November 25, 2016

Baozun Inc.

Building B, No. 1268

Wanrong Road, Zhabei District

Shanghai, 200436

The People’s Republic of China

Ladies and Gentlemen:

We, Shanghai iResearch Co., Ltd, China, hereby consent to references to our name (including “iResearch Consulting Group”), information, data and statements from our databases, research reports and amendments thereto, in (i) the regulatory filings of Baozun Inc. (the “Company”) and its subsidiaries and affiliates with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and (ii) on the websites of the Company and its subsidiaries and affiliates, in institutional and retail road shows and other activities in connection with any securities offerings and other marketing and fundraising activities.

Yours faithfully

Seal: /s/ Shanghai iResearch Co., Ltd, China

Shanghai iResearch Co., Ltd, China